                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
--------------------------------------------------------------------------------

                      KRUPP CASH PLUS LIMITED PARTNERSHIP
                           (Name of Subject Company)

                            KRESCENT PARTNERS L.L.C.
                            AP-GP PROM PARTNERS INC.
                           AMERICAN HOLDINGS I, L.P.
                          AMERICAN HOLDINGS I-GP, INC.
                       AMERICAN PROPERTY INVESTORS, INC.
                                   (Bidders)

                              DEPOSITARY RECEIPTS

                                (Title of Class
                                 of Securities)

                                  501112 10 6
                             (CUSIP Number of Class
                                 of Securities)
--------------------------------------------------------------------------------

                               W. Edward Scheetz
                            Krescent Partners L.L.C.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY  10019

                                   Copies to:
Peter M. Fass                                          Bonnie D. Podolsky
Steven L. Lichtenfeld                                  Gordon Altman Butowsky
Battle Fowler LLP                                        Weitzen Shalov & Wein
75 East 55th Street                                    114 West 47th Street
New York, NY  10022                                    New York, NY  10036
(212) 856-7000                                         (212) 626-0800


                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)



                          Calculation of Filing Fee
-------------------------------------------------------------------------------

         Transaction                                            Amount of
         Valuation*                                             Filing Fee
--------------------------                                --------------------------
         $5,965,092.00                                           $1,193.02
--------------------------------------------------------------------------------

          *For purposes of calculating the filing fee only. This amount assumes the purchase of 994,182 Depositary Receipts representing Units of the subject company for $6.00 per Unit in cash.

{  }             Check box if any part of the fee is offset as provided by Rule
                 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:   N/A                  Filing party:  N/A
Form or registration no.: N/A                  Date filed:    N/A
                         (Continued on following pages)
                              (Page 1 of 12 pages)

Cusip No.:  501112 10 6                                      14D-1                                           Page 2 of 12


-------------------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         KRESCENT PARTNERS L.L.C.


-------------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)


                                                                                                                 (a)  { }
                                                                                                                 (b)  {X}

-------------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         AF; WC

-------------------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required   Pursuant to Item 2(e) or 2(f)
                                                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware


-------------------------------------------------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         5,072.3 Depositary Receipts

-------------------------------------------------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         Less than 1%

-------------------------------------------------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         OO

Cusip No.:  501112 10 6                                   14D-1                                              Page 3 of 12



-------------------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AP-GP PROM PARTNERS INC.


-------------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                                 (a)  { }
                                                                                                                 (b)  {X}

-------------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only



-------------------------------------------------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         AF

-------------------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required   Pursuant to Item 2(e) or 2(f)
                                                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware


-------------------------------------------------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         5,072.3 Depositary Receipts

-------------------------------------------------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         Less than 1%

-------------------------------------------------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         CO

Cusip No.:  501112 10 6                                   14D-1                                              Page 4 of 12



-------------------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMERICAN HOLDINGS I, L.P.


-------------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                                 (a)  { }
                                                                                                                 (b)  {X}

-------------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only



-------------------------------------------------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         AF; WC

-------------------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required   Pursuant to Item 2(e) or 2(f)
                                                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware


-------------------------------------------------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         N/A

-------------------------------------------------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         N/A

-------------------------------------------------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         PN

Cusip No.:  501112 10 6                                   14D-1                                              Page 5 of 12



-------------------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMERICAN HOLDINGS I-GP, INC.


-------------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                                 (a)  { }
                                                                                                                 (b)  {X}

-------------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only



-------------------------------------------------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         OO

-------------------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required   Pursuant to Item 2(e) or 2(f)
                                                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware


-------------------------------------------------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         N/A

-------------------------------------------------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         N/A

-------------------------------------------------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         CO

Cusip No.:  501112 10 6                                   14D-1                                              Page 6 of 12



-------------------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMERICAN PROPERTY INVESTORS, INC.


-------------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                                 (a)  { }
                                                                                                                 (b)  {X}

-------------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only



-------------------------------------------------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         OO

-------------------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required   Pursuant to Item 2(e) or 2(f)
                                                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware


-------------------------------------------------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         N/A

-------------------------------------------------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         N/A

-------------------------------------------------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         CO

ITEM 1.  SECURITY AND SUBJECT COMPANY.

                 (a) The name of the subject company is Krupp Cash Plus Limited Partnership, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at 470 Atlantic Avenue, Boston, Massachusetts 02210.

                 (b) This Schedule 14D-1 relates to the offer by Krescent Partners L.L.C., a Delaware limited liability company ("Krescent"), and American Holdings I, L.P., a Delaware limited partnership ("AHI" and together with Krescent, the "Purchasers"), to purchase up to 994,182 issued and outstanding Depositary Receipts representing Units (as defined in the Glossary to the Offer to Purchase as defined below) at $6.00 per Unit less the amount of any distributions declared or made with respect to the Units between January 24, 1997 and the date of payment of the purchase price (the "Purchase Price") for the Units by the Purchasers, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Units is set forth in the Introduction to the Offer to Purchase and is incorporated herein by reference.

                 (c) The information set forth in Section 13 ("Purchase Price Considerations") of the Offer to Purchase is incorporated herein by reference.


ITEM 2.  IDENTITY AND BACKGROUND.

                 (a)-(d) The information set forth in Section 10 ("Certain Information Concerning the Purchasers") and Schedules I and II to the Offer to Purchase is incorporated herein by reference.

                 (e) and (f) During the last five years, neither the Purchasers nor, to the best of their knowledge, any of the persons listed in Schedules I and II or referred to in Section 10 ("Certain Information Concerning the Purchasers") of the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

                 (g) The information set forth in Schedules I and II to the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

                 (a)      None.

                 (b) The information set forth in Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.


ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 (a) The information set forth in Section 12 ("Source of Funds") of the Offer to Purchase is incorporated herein by reference.

                 (b)      Not applicable.

                 (c)      Not applicable.


ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

                 (a)-(b) The information set forth in Section 8 ("Purpose of the Offer; Future Plans") of the Offer to Purchase is incorporated herein by reference.

                 (c)-(e)  Not applicable.

                 (f)-(g) The information set forth in Section 7 ("Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                 (a)-(b)  The information set forth in the Introduction and
Section 10 ("Certain Information Concerning the Purchasers") of the Offer to Purchase is incorporated herein by reference.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                 The information set forth in Section 10 ("Certain Information Concerning the Purchasers") and Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.


ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                 The information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.


ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                 Not applicable.

ITEM 10.   ADDITIONAL INFORMATION.

                 (a)      None.

                 (b)-(d) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

                 (e)      None.

                 (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein in their entirety by reference.


ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

              99.(a)(1)   Offer to Purchase, dated January 24, 1997.

              99.(a)(2)   Letter of Transmittal.

              99.(a)(3)   Cover Letter, dated January 24, 1997, from Krescent
                          Partners L.L.C. and American Holdings I, L.P. to the holders of Units.

                 (b)      None.

              99.(c)(1)   Settlement Agreement and Release, dated June 27,
                          1996, between The Krupp Corporation and Liquidity
                          Financial Group, L.P. (the "Standstill Agreement").

              99.(c)(2)   First Amendment to Settlement Agreement and Release,
                          dated October 8, 1996 (the "First Amendment"), between The Krupp Corporation and Liquidity Financial
                          Group, L.P.

              99.(c)(3)   Second Amendment to Settlement Agreement and Release,
                          dated January 6, 1997 (the "Second Amendment"), between The Krupp Corporation and Liquidity Financial
                          Group, L.P.

              99.(c)(4)   Assumption Agreement, dated November 21, 1996,
                          between Liquidity Financial Group, L.P. and Krescent
                          Partners L.L.C. relating to the Standstill Agreement.

              99.(c)(5)   Option Agreement, dated November 21, 1996, between
                          Liquidity Financial Group, L.P. and Apollo Real
                          Estate Investment Fund II, L.P.

              99.(c)(6)   First Amendment to Option Agreement, dated as of
                          January 8, 1997, between Liquidity Financial Group,
                          L.P., and Apollo Real Estate Investment Fund II, L.P.

              99.(c)(7)   Letter Agreement, dated November 19, 1996, between
                          Krescent Partners L.L.C. and The Krupp Corporation relating to the recognition of Krescent Partners
                          L.L.C. as a transferee of Units.

              99.(c)(8)   Assumption Agreement, dated January 8, 1997 (the "AHI
                          Assumption Agreement"), between Liquidity Financial
                          Group, L.P. and American Holdings I, L.P.

              99.(c)(9)   Letter Agreement, dated January 8, 1997 (the
                          "Krescent-AHI Agreement"), between Krescent Partners
                          L.L.C. and American Holdings I, L.P.

                 (d)      None.

                 (e)      Not applicable.

                 (f)      None.

                                   SIGNATURES

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 24, 1997

                                  KRESCENT PARTNERS L.L.C.

                                  By:      AP-GP Prom Partners Inc., its
                                           managing member


                                           By:      /s/ W. Edward Scheetz
                                                   ----------------------------
                                                   Name: W. Edward Scheetz
                                                   Title: President

                                  AP-GP PROM PARTNERS INC.


                                  By:       /s/ W. Edward Scheetz
                                           ---------------------------------
                                           Name: W. Edward Scheetz
                                           Title: President


                                  AMERICAN HOLDINGS I, L.P.

                                  By:      American Holdings I-GP, its
                                           general partner


                                           By:      /s/ Henry J. Gerard
                                                   ----------------------------
                                                   Name: Henry J. Gerard
                                                   Title: Vice President


                                  AMERICAN HOLDINGS I-GP, INC.


                                  By:       /s/ Henry J. Gerard
                                           --------------------------------
                                           Name: Henry J. Gerard
                                           Title: Vice President


                                  AMERICAN PROPERTY INVESTORS, INC.


                                  By:       /s/ John P. Saldarelli
                                           --------------------------------
                                           Name: John P. Saldarelli
                                           Title: Vice President

                                 EXHIBIT INDEX

EXHIBIT
NO.                                                       TITLE
-------                                                   -----
99.(a)(1)        Offer to Purchase, dated January 24, 1997. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

99.(a)(2)        Letter of Transmittal. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

99.(a)(3)        Cover Letter, dated January 24, 1997, from Krescent Partners L.L.C. and American Holdings I, L.P. to
                 the holders of Units.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

99.(c)(1)        Settlement Agreement and Release, dated June 27, 1996, between The Krupp Corporation and Liquidity
                 Financial Group, L.P. (the "Standstill Agreement").  . . . . . . . . . . . . . . . . . . . . . . . . . .

99.(c)(2)        First Amendment to Settlement Agreement and Release, dated October 8, 1996 (the "First
                 Amendment"), between The Krupp Corporation and Liquidity Financial Group, L.P. . . . . . . . . . . . . .

99.(c)(3)        Second Amendment to Settlement Agreement and Release, dated January 6, 1997 (the "Second
                 Amendment"), between The Krupp Corporation and Liquidity Financial Group, L.P. . . . . . . . . . . . . .

99.(c)(4)        Assumption Agreement, dated November 21, 1996, between Liquidity Financial Group, L.P. and
                 Krescent Partners L.L.C. relating to the Standstill Agreement  . . . . . . . . . . . . . . . . . . . . .

99.(c)(5)        Option Agreement, dated November 21, 1996, between Liquidity Financial Group, L.P. and Apollo
                 Real Estate Investment Fund II, L.P. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

99.(c)(6)        First Amendment to Option Agreement, dated as of January 8, 1997, between Liquidity Financial Group,
                 L.P., and Apollo Real Estate Investment Fund II, L.P.  . . . . . . . . . . . . . . . . . . . . . . . . .

99.(c)(7)        Letter Agreement, dated November 19, 1996, between Krescent Partners L.L.C. and The Krupp
                 Corporation relating to the recognition of Krescent Partners L.L.C. as a transferee of Units . . . . . .

99.(c)(8)        Assumption Agreement, dated January 8, 1997 (the "AHI Assumption Agreement"), between Liquidity
                 Financial Group, L.P. and American Holdings I, L.P.  . . . . . . . . . . . . . . . . . . . . . . . . . .

99.(c)(9)        Letter Agreement, dated January 8, 1997 (the "Krescent-AHI Agreement"), between Krescent Partners
                 L.L.C. and American Holdings I, L.P.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
